UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ATMEL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

049513104
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Patrick Reutens
Senior Vice President, Chief Legal Officer and Secretary
Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131
(408) 441-0311
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Jose F. Macias, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$51,496,009	$2,873.48

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,650,365 shares of common stock of Atmel Corporation having an aggregate value of $51,496,009 as of July 28, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contracts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(a)(1)(F)
EX-(a)(1)(G)
EX-(a)(1)(H)
EX-(d)(2)
EX-(d)(3)
EX-(d)(4)

     This Tender Offer Statement on Schedule TO relates to an offer by Atmel Corporation, a Delaware corporation (“Atmel” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 12,650,365 shares of the Company’s common stock, whether vested or unvested, that were granted before August 3, 2008, with an exercise price per share above $4.69, except as otherwise described in the Offer to Exchange (the “Eligible Options”). These Eligible Options may be exchanged for Restricted Stock Units (“RSUs”) or a combination of RSUs and options (collectively, the “New Awards”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated August 3, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the email to eligible employees from Steven Laub, dated August 3, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form, attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form, attached hereto as Exhibit (a)(1)(D). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” Except as otherwise described in the Offer to Exchange, an “eligible employee” refers to each employee of the Company or any of its direct or indirect subsidiaries as of the commencement of the Exchange Offer who remains an employee of the Company or any of its direct or indirect subsidiaries through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s named executive officers, members of the Company’s board of directors and employees of the Company or its direct or indirect subsidiaries who are located in certain countries are not eligible employees and may not participate in the Exchange Offer.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     Atmel is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 2325 Orchard Parkway, San Jose, CA 95131, and the telephone number at that address is (408) 441-0311. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Atmel” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Awards to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new awards,” and “Source and amount of consideration; terms of new awards” is incorporated herein by reference.

     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers,” the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new awards,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new awards,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” and “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

     (b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of new awards” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new awards” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 3, 2009.

(a)(1)(B)	Email to all eligible employees from Steven Laub, dated August 3, 2009.

(a)(1)(C)	Election form.

(a)(1)(D)	Withdrawal form.

(a)(1)(E)	Forms of confirmation email of receipt of election or withdrawal form.

(a)(1)(F)	Form of reminder email.

(a)(1)(G)	Screenshots of Exchange Offer website.

(a)(1)(H)	Screenshot of E*TRADE website.

(b)	Not applicable.

(d)(1)	2005 Stock Plan (as amended) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 27, 2009, Commission File No. 0-19032).

(d)(2)	Rules of the Atmel Corporation 2005 Stock Plan for the Grant of Options and Restricted Stock Units for Participants in France.

(d)(3)	2005 Stock Plan—Forms of option agreements for new awards.

(d)(4)	2005 Stock Plan—Forms of RSU agreements for new awards.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ATMEL CORPORATION
/s/ Patrick Reutens
Patrick Reutens
Senior Vice President, Chief Legal Officer and Secretary

Date: August 3, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 3, 2009.

(a)(1)(B)	Email to all eligible employees from Steven Laub, dated August 3, 2009.

(a)(1)(C)	Election form.

(a)(1)(D)	Withdrawal form.

(a)(1)(E)	Forms of confirmation email of receipt of election or withdrawal form.

(a)(1)(F)	Form of reminder email.

(a)(1)(G)	Screenshots of Exchange Offer website.

(a)(1)(H)	Screenshot of E*TRADE website.

(b)	Not applicable.

(d)(1)	2005 Stock Plan (as amended) (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 27, 2009, Commission File No. 0-19032).

(d)(2)	Rules of the Atmel Corporation 2005 Stock Plan for the Grant of Options and Restricted Stock Units for Participants in France.

(d)(3)	2005 Stock Plan—Forms of option agreements for new awards.

(d)(4)	2005 Stock Plan—Forms of RSU agreements for new awards.

(g)	Not applicable.

(h)	Not applicable.